Exhibit 99.1

ESSA Pharma Inc. Reports Results of Annual General and Special Meeting of Shareholders

HOUSTON and VANCOUVER, March 28, 2018 /CNW/ - ESSA Pharma Inc. ("ESSA" or the "Company") (TSX-V: EPI, NASDAQ: EPIX), a pre-clinical stage pharmaceutical company focused on developing novel therapies for the treatment of prostate cancer, is pleased to announce the results of the votes on matters considered at its Annual General and Special Meeting of Shareholders held on March 28, 2018 in Vancouver, British Columbia, Canada (the "Meeting").

At the Meeting, the shareholders of the Company (the "Shareholders") set the number of directors at eight and re-elected board members David R. Parkinson, Richard M. Glickman, Marianne Sadar, Raymond Andersen, Gary Sollis, Franklin M. Berger, Scott Requadt and Hugo Beekman to serve in office until the next annual meeting or until their successors are duly elected or appointed. Detailed results of the voting in respect of the election of directors are as follows:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David R. Parkinson	68,461,278	99.74%	179,319	0.26%
Richard M. Glickman	68,410,188	99.66%	230,409	0.34%
Marianne Sadar	68,463,378	99.74%	177,219	0.26%
Raymond Andersen	68,461,278	99.74%	179,319	0.26%
Gary Sollis	68,583,278	99.92%	57,319	0.08%
Franklin M. Berger	68,513,278	99.81%	127,319	0.19%
Scott Requadt	68,501,278	99.80%	139,319	0.20%
Hugo Beekman	68,501,278	99.80%	139,319	0.20%

At the Meeting, the Shareholders also re-appointed Davidson & Company LLP, Chartered Professional Accountants, as auditors of the Company by show of hands.

Further, the Shareholders, by ordinary resolution passed by ballot vote, ratified, confirmed and approved the Company's stock option plan, which was previously approved by the board of directors of the Company (the "Board") on February 21, 2018. Detailed results of the voting in respect of the stock option plan are as follows:

Votes by Ballot	Votes For	% Votes For	Votes Against	% Votes Against
By all shareholders	61,180,225	89.13%	7,460,372	10.87%

The Shareholders, by ordinary resolution passed by ballot vote, also ratified, confirmed and approved the re-grant, repricing and extension of the expiry dates of certain of the outstanding stock options of the Company granted to certain directors, officers, employees and consultants, as further described in the management information circular dated February 23, 2018 in connection with the Meeting (the "Circular"). Detailed results of the voting in respect of the re-grant, repricing and extension of expiry dates of stock options are as follows:

Votes by Ballot	Votes For	% Votes For	Votes Against	% Votes Against
By all shareholders	61,150,175	89.09%	7,490,422	10.91%
By disinterested shareholders	17,151,379	69.60%	7,490,422	30.40%

At the Meeting, the Shareholders, by ordinary resolution passed by ballot vote, also ratified, confirmed and approved the grant of an aggregate of 14,523,000 stock options to certain directors, officers, employees and consultants, as further described in the Circular. Detailed results of the voting in respect of the stock option grants are as follows:

Votes by Ballot	Votes For	% Votes For	Votes Against	% Votes Against
By all shareholders	61,149,600	89.09%	7,490,997	10.91%
By disinterested shareholders	17,150,804	69.60%	7,490,997	30.40%

Further, the Shareholders, by special resolution passed by ballot vote, approved the consolidation of the Company's common shares on a basis of up to 20 pre-consolidation common shares being consolidated into one post-consolidation common share, or such lesser number of pre-consolidation common shares as may be accepted by the TSX Venture Exchange ("TSX-V") and approved by the Board. Pursuant to the resolution passed by the Shareholders, the Board is authorized, at any time in its absolute discretion, to determine whether or not to proceed with the consolidation without further approval, ratification or confirmation of the Shareholders. Further details regarding the consolidation are set out in the Circular. Detailed results of the voting in respect of the common share consolidation are as follows:

Votes by Ballot	Votes For	% Votes For	Votes Against	% Votes Against
By all shareholders	68,577,197	99.91%	63,400	0.09%

At the Meeting, the Shareholders, by ordinary resolution passed by ballot vote, also ratified, confirmed and approved the Company's restricted share unit plan, which was previously approved by Board on February 21, 2018. Detailed results of the voting in respect of the restricted share unit plan are as follows:

Votes by Ballot	Votes For	% Votes For	Votes Against	% Votes Against
By all shareholders	61,179,700	89.13%	7,460,897	10.87%
By disinterested shareholders	17,180,904	69.72%	7,460,897	30.28%

About ESSA Pharma Inc.

ESSA is a pre-clinical stage pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration-resistant prostate cancer ("CRPC") in patients whose disease is progressing despite treatment with current therapies. ESSA believes that its proprietary compounds can significantly expand the interval of time in which patients suffering from CRPC can benefit from hormone-based therapies, by disrupting the androgen receptor ("AR") signaling pathway that drives prostate cancer growth and by preventing AR transcriptional activity by binding selectively to the N-terminal domain ("NTD") of the AR. A functional NTD is essential for transactivation of the AR. In preclinical studies, blocking the NTD has demonstrated the capability to overcome the known AR-dependent mechanisms of CRPC. ESSA was founded in 2009.

About Prostate Cancer

Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2012). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone, disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease, metastatic CPRC ("mCRPC"), and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years. Despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those who have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo animal studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer

This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", "potential", "promising", "refocus", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements about the consolidation of the common shares of the Company.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA's financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals; and (iv) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein, in the Company's second amended and restated prospectus supplement dated January 5, 2018 and in ESSA's Annual Report on Form 20-F dated December 11, 2017 under the heading "Risk Factors", a copy of which is available on ESSA's profile on the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE ESSA Pharma Inc

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%CIK: 0001633932

For further information: David Wood, Chief Financial Officer, ESSA Pharma Inc., T: 778-331-0962, E: dwood@essapharma.com

CO: ESSA Pharma Inc

CNW 21:56e 28-MAR-18